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                           August 10, 2021

       Stephen Thomas, III
       Chief Executive Officer
       TPT Global Tech, Inc.
       501 West Broadway, Suite 800
       San Diego, CA 92101

                                                        Re: TPT Global Tech,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 2
                                                            Filed August 6,
2021
                                                            File No. 024-11260

       Dear Mr. Thomas:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch
       Chief, at (202) 551-3453 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Michael A. Littman